SUB-ITEM 77(C)
MATTERS SUBMITTED TO SHAREHOLDER VOTE


         The shareholders of the Rydex Series Funds (the "Trust"), approved the following by unanimous consent on or about April 30 2004:

(1) Cory A. Colehour, J. Kenneth Dalton, John O. Demaret, Patrick T. McCarville, Roger Somers and Carl G. Verboncoeur as trustees of the Trust; and
(2) The Investment Advisory Agreement between Rydex Series Funds and PADCO Advisors, Inc.

         The shareholders of the Rydex Series Funds (the "Trust"), did not approve the following on or about April 30 2004, based on not meeting the required voting percentage:

The approval of the change of investment objective from a fundamental to a nonfundamental policy (includes separate sub-proposals relating to the investment objective of each of the Nova Fund, the Nova Master Portfolio, the Ursa Fund, the Ursa Master Portfoio, the OTC Fund, the U.S. Government Bond Fund, the Juno Fund and Juno Master Portfolio.